
February 17, 2021

Darren Marks
Chief Executive Officer
Grom Social Enterprises, Inc.
2060 NW Boca Raton Blvd., #6
Boca Raton, Florida 33431

> **Re: Grom Social Enterprises, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 16, 2021**
> **File No. 333-253154**

Dear Mr. Marks:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eric Mendelson, Esq.